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                              August 6, 2020

       Yongdong Peng
       Chief Executive Officer
       KE Holdings Inc.
       Building Fudao, No. 11 Kaituo Road, Haidian District
       Beijing 100085
       People's Republic of China

                                                        Re: KE Holdings Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed July 31, 2020
                                                            File No. 333-240068

       Dear Mr. Peng:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Form F-1 filed on July 31, 2020

       Six Months ended June 30, 2020 Compared to Six Months ended June 30, 2019, page 106

   1. We note your disclosure indicates that you acquired certain brokerage firms as an effort to promote the usage of
your platform in the first half of 2019 and that part of the acquisition consideration was
therefore recorded as other marketing related expenses. Please help us to better understand
how you determined the portion of acquisition consideration that was applied to other
marketing related expenses versus the amount to be capitalized as part of your 2019 acquisitions.
In your response, quantify the amount of acquisition
                                                        consideration expensed
to other marketing related expenses in 2019 and cite any
                                                        references to
accounting guidance which support your treatment of these amounts.
 Yongdong Peng
KE Holdings Inc.
August 6, 2020
Page 2

        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Erin E. Martin at 202-551-3391 with any other questions.



                                                         Sincerely,
FirstName LastNameYongdong Peng
                                                         Division of
Corporation Finance
Comapany NameKE Holdings Inc.
                                                         Office of Real Estate
& Construction
August 6, 2020 Page 2
cc:       Z. Julie Gao
FirstName LastName